UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED
FORM 1-A
REGULATION A AMENDED OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Effective Date: ________________
Date Filed: December 12, 2011
File No. 024-10288

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541
(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the 6th day of December, 2011.

AGRI-LABORATORIES, LTD.

By: ____________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	12-6-11	President, CEO and Chairman of the Board
Helen Taylor	12-6-11	Chief Financial Officer
Darell Bandy	12-6-11	Director
Jay Miller	12-6-11	Director
Bo Richardson	12-6-11	Director
Robert DiMarzo	12-6-11	Director
Bill Fuller	12-6-11	Director
Morris Jackson		Director
Leon Ellin	12-6-11	Director
Frank Carter	12-6-11	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _______________, 2011.

AGRI-LABORATORIES, LTD.

By:_________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
_______________ Steve Schram	_______________	President, CEO and Chairman of the Board
_______________ Helen Taylor	_______________	Chief Financial Officer
_______________ Darell Bandy	_______________	Director
_______________ Jay Miller	_______________	Director
_______________ Bo Richardson	_______________	Director
_______________ Robert DiMarzo	_______________	Director
_______________ Bill Fuller	_______________	Director
Morris L. Jackson Morris Jackson	12/06/2011	Director
_______________ Leon Ellin	_______________	Director
_______________ Frank Carter	_______________	Director

PART III – EXHIBITS

Item 1. Exhibits

Exhibit No.	Description of Exhibit	Page No.
2.1	Articles of Incorporation	III-1
2.2	Bylaws	III-6
2.3	Specimen Stock Certificate	III-31
4.1	Subscription Agreement Class B Shares	III-33
4.2	Subscription Agreement Class C Shares	III-41
6.1	Agri-Labs Plant Lease Agreement	III-49
6.2	Distribution Agreement – Class A Shareholders	III-75
6.3	Agreement between Agri-Labs and Diamond Animal Health*	III-88
6.4	CEO and Executive Vice President Share Appreciation Plan**	III-152
10	Certified Public Accountant Consent**	III-175
11	Opinion Regarding Legality**	III-176

*Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission

****THE ABOVE-DESCRIBED EXHIBITS AS FILED WITH THE ORIGINAL FORM 1-A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2010 AND AMENDED FORMS 1-A FILED MARCH 23, 2011, MAY 19, 2011, AUGUST 5, 2011 AND NOVEMBER 14, 2011, ARE HEREBY INCORPORATED BY REFERENCE WITH THE EXCEPTION OF UPDATED EXHIBIT 10, ATTACHED HERETO.**

EXHIBIT 10

CONSENT




Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

December 6, 2011

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned form consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of financial statements of Agri-Laboratories, Ltd. as of and for the periods ended December 31, 2009, and December 31, 2010 and to the reference of our firm therein.

Kane, Mitchell & Co., LLC

Kane, Mitchell & Co., LLC

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083